SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

April 8, 2014

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Att. Registro Público del Mercado de Valores

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law, approved by Law DS N° 093-2002-EF, and CONASEV Resolution for Material Events, Reserved Information and Other Communications N° 107-2002-EF/94.10, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event.

On April 8, 2014, Grupo Crédito S.A. and Empresa Financiera Edyficar S.A., subsidiaries of Credicorp Ltd., acquired from International Finance Corporation (IFC) the following stake in Mibanco:

Entity	Class A with voting rights	Class B without voting rights
Grupo Crédito S.A.	21,335,405	1,146,943
Empresa Financiera Edyficar S.A.	6,400,700	344,200

The acquisitions were made through the Bolsa de Valores de Lima -BVL (Lima Stock Exchange). Through these transactions Grupo Crédito S.A. and Empresa Financiera Edyficar S.A. acquired 5% and 1.5% stake in Mibanco, respectively. The total amount paid for both transactions amounted to S/. 54,070,408.80, which is equivalent to US$ 19,225,717.82, approximately.

Furthermore, according to the Capital Markets Law, Credicorp’s subsidiaries will proceed to make a Tender Offer (OPA for its initials in Spanish, Oferta Pública de Adquisición) to minority shareholders of Mibanco within the tenure and procedures stipulated in the Law.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/	Mario Ferrari
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2014

CREDICORP LTD. (Registrant)

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative